UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November 2008
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
92078 Courbevoie La Défense 6
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .

SIGNATURES
EXHIBIT INDEX
EX 99.1: Total Becomes Shareholder in CERFACS
EX 99.2: Development of Downhole Sulphur Removal Technology
EX 99.3: Launch of OML 58 Upgrade Project, Nigeria
EX 99.4: New Offshore Gas and Condensate Discovery, Brunei
EX 99.5: Interests on Blocks OPL 279 and 285, Nigeria
EX 99.6: 3rd Quarter 2008 Results of Total
EX 99.7: 3rd Quarter 2008 Results of Total Gabon
EX 99.8: New French SME in China
EX 99.9: Exploration and New Development, Thailand

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: November 28, 2008	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Total Becomes a Shareholder in the Centre Européen de Recherche et Formation Avancée en Calcul Scientifique (CERFACS) (October 22, 2008).

➢	EXHIBIT 99.2:	Total announces development of Downhole Sulphur Removal technology (October 28, 2008).

➢	EXHIBIT 99.3:	Nigeria: Launch of OML 58 Upgrade Project (October 30, 2008).

➢	EXHIBIT 99.4:	Total Announces New Offshore Gas and Condensate Discovery in Brunei (November 3, 2008).

➢	EXHIBIT 99.5:	Acquisition of Interests on blocks OPL 279 and 285 in deep offshore Nigeria (November 4, 2008).

➢	EXHIBIT 99.6:	Third Quarter 2008 Results (November 5, 2008).

➢	EXHIBIT 99.7:	Total Gabon: Third Quarter 2008 Financial Results (November 13, 2008).

➢	EXHIBIT 99.8:	Total Serves the Development of a New French SME in China through Its Local Business Support Program (November 14, 2008).

➢	EXHIBIT 99.9:	Exploration Success & New Development in Thailand (November 14, 2008).